

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

February 7, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value of the following series of FRANKLIN TEMPLETON ETF TRUST, under the Exchange Act of 1934.

- Franklin FTSE India ETF

- Franklin FTSE Russia ETF

- Franklin FTSE Switzerland ETF

- Franklin FTSE Asia ex Japan ETF

Sincerely,